SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

1Q20 Results

Copel records EBITDA of R$1.2 billion in the first quarter

4Q19 Results
Conference Call
05.15.2020 – 2:00 p.m.
(Brazilian time)
Telephone
(+1 646) 843-6054
Code: Copel

- EBITDA adjusted of R$ 1,231.2 million in 1Q20 (+11.5%)
- Net income of R$ 593.9 million in 1Q20 (+16.2%)
- Operating cash generation of R$ 1,241.3 million in 1Q20
- Cash available above of R$ 3,015.0 million in 1Q20 (+2.5%)
- Financial leverage reduced to 1.87x in 1Q20 (2.7x in 1Q19)
- Copel DIS's efficiency of 12.2% above the regulatory target in the last 12 months

	1Q20 (1)	4Q19 (2)	1Q19 (3)	Var.% (1/3)
Net Operating Revenues (R$ million)	4,153.9	4,412.4	3,896.0	6.6
Operating Costs and Expenses (R$ million)	3,309.0	3,789.7	3,043.0	8.7
Operating Income (R$ million)	773.2	561.1	771.2	0.3
Net Income (R$ million)	510.9	596.5	506.0	1.0
Earnings per share (R$)[1]	1.87	2.09	1.82	2.9
EBITDA (R$ million)	1,153.3	1,043.7	1,092.1	5.6
Return on Shareholders' Equity (annualized)[2]	13.1%	15.4%	13.7%	(4.3)
Grid Market (GWh)	7,837	7,759	7,790	0.6
Capex (R$ million)[3]	315.8	555.1	409.9	(23.0)
EBITDA Margin	27.8%	23.7%	28.0%	(1.0)
Operating Margin	18.6%	12.7%	19.8%	(6.0)
Net Margin	12.3%	13.5%	13.0%	(5.3)

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-20	Dec-19	Sep-19	Jun-19	Mar-19
Power Purchase Average Rate - Copel Dis [1]	189.93	179.87	184.78	178.64	168.44
Retail Average Rate - Copel Dis[2]	536,70	534.32	533.92	502.16	471.68
Sales to Distributors Average Rate - Copel GeT[3]	196.05	195.64	196.23	194.12	198.55

Indicators	Mar-20	Dec-19	Sep-19	Jun-19	Mar-19
Equity (R$ Thousand)	18,109,128	17,598,212	17,793,633	17,181,691	16,838,841
Net debt (R$ Thousand)	7,871,283	8,249,852	8,549,753	8,952,238	8,850,772
Book Value per Share (R$)	66.17	64.31	65.02	62.79	61.53
Net debt/ Shareholders' Net Equity[4]	61.8%	65.8%	61.5%	65.2%	67.2%
Current Liquidity	1.5	1.5	1.4	1.2	1.0

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$58.38	ELP | US$10.41	Market value | R$15.4 bi
CPLE6 | R$53.50	XCOP | €9.65	* Quotes 03.31.2020

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	11
2.4 EBITDA	11
2.5 Financial Result	12
2.6 Consolidated Net Income	13
2.7 Consolidated Income Statement	14
3. Main Accounts and Balance Sheet Changes	15
3.1 Main Accounts	15
3.2 Balance Sheet – Assets	17
3.3 Debt	18
3.4 Balance Sheet – Liabilities	21
4. Performance of the Main Companies	22
4.1 Copel Geração e Transmissão (Consolidated Result)	22
4.2 Copel Distribuição	23
4.3 Copel Telecomunicações	24
4.4 Copel Comercialização (Copel Energia)	25
4.5 Accounting Information	26
5. Investment Program	27
6. Power Market and Tariffs	28
6.1 Captive Market – Copel Distribuição	28
6.2 Grid Market (TUSD)	28
6.3 Electricity Sales	29
6.4 Total Energy Sold	29
6.5 Energy Flow	31
6.6 Tariffs	34
7. Capital Market	35
7.1 Capital Stock	35
7.2 Stock Performance	36
7.3 Dividends and Interest on Own Capital	37
8. Operating Performance	38
8.1 Power Generation	38
8.2 Transmission	41
8.3 Distribution	44
8.4 Telecommunications	45
8.5 Equity Interests	46
8.6 New Projects	46
9. Other Information	47
9.1 Human Resources	47
9.2 Main Operational Indicators	48
9.3 Conference Call 4Q19 Results	49
Exhibit I – Consolidated Cash Flow Statement	50
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	51
Exhibit III – Financial Statements by Company	55
Balance Sheet by Company	55

2

1. Main Events in the Period

In 1Q20, earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$1,153.3 million, 5.6% higher than the R$1,092.1 million recorded in 1Q19. This result is mainly due to (i) the 32.8% growth in “electricity sales” revenue, due to the increased volume of electricity supplied through Copel COM’s bilateral agreements and CCEAR’s agreements, as well as UTE Araucária’s dispatch; and (ii) the 4.2% increase in the volume of electricity sold to final consumers - notably the 22.6% increase in Copel GeT’s and Copel Com’s industrial free market, positively impacting by 7.8% the “electricity sales” revenue. It should also be noted the positive result of R$22.9 million in equity pickup (compared to R$16.4 million in 1Q19) and manageable costs, which remained stable in nominal terms year-on-year.

Disregarding non-recurring events, Copel reached an adjusted EBITDA of R$1,231.2 million in 1Q20, up by 11.5% over 1Q19. Also, excluding the equity income effects, adjusted EBITDA would have reached R$1,208.3 million in 1Q20. More details in item 2.4.

Coronavirus (COVID-19) - Measures Adopted by the Company

According to Official Letter 02/2020, issued on March 10, 2020, by CVM, the Company has constantly been assessing the potential impacts of the Coronavirus (COVID-19) in the administrative and operations areas and has taken measures to stop the spread of the disease and minimize the economic impacts, including adopting the remote work system in departments where this is possible, restricting travels, holding meetings via call conference, daily monitoring the health and well-being of employees and implementing contingency protocols to fully maintain the infrastructure operations in electricity, telecommunications and piped gas, preserving the health of its professionals, their safe access to workplaces, an environment that keeps the distance between individuals, hygiene and access to personal protective equipment. Likewise, Copel has adopted several actions for its customers, keeping the reliability and availability of its plants, as well as the transmission and distribution systems for electricity, gas, and telecommunications, so customers can remain connected and use the Company’s services during this critical time of pandemic and social distance. Also, in this context, Copel created a Contingency Commission with the goal to monitor and mitigate the impacts and consequences in the Company’s main activities, since new risks may arise and impact Copel. The four pillars defined are: (i) people’s safety, (ii) continuity of essential activities, (iii) monitoring the guidelines and requirements of regulatory bodies, and (iv) preserving adequate financial conditions to withstand the crisis.

Coronavirus (COVID-19) - Impacts on Default and Electricity Contracting

Due to the effects of the restrictive measures adopted to stop the spread of the coronavirus (COVID-19). The Company identified the need to provision an increase of R$13.3 million in estimated losses from doubtful

3

debts (PECLD). In addition, as of the second half of March, an important reduction in electricity consumption was observed in the State of Paraná, a phenomenon also observed in nearly all other Brazilian states. This current scenario, besides unprecedented, presents uncertainties on its evolution and future developments. Given all this, although an increase is expected in Copel Dis’ electricity contracting level, it is not yet possible to state that such an increase will lead to an electricity overcontracting. The Company understands that, due to the extraordinary nature of this situation, the neutrality guarantee for the purchase of electricity must be preserved and will endeavor to ensure that any overcontracting is recognized as involuntary.

Coronavirus (COVID-19) – State of Paraná sanctions Law 20187/2020

On April 23, 2020, the Government of the State of Paraná sanctioned Law 20187/2020 that prohibits cutting the power while lasting the social isolation measures for the Coronavirus pandemic (COVID-19). This prohibition applies to low-income families; people older than 60 years; people diagnosed with Coronavirus (COVID-19) or other serious or infectious diseases; people with disabilities; informal workers; merchants classified as micro and small companies or individual microentrepreneurs.

Copel Distribuição – 12.2% efficient

Copel Distribuição recorded EBITDA of R$422.7 million in 1Q20, 28.2% higher than the R$329.8 million recorded in 1Q19. In the last twelve months, the DISCO accumulated an EBITDA of R$1,257.9 million, an amount 12.2% higher than the R$1,120.9 million recorded in the same period, equivalent to an efficiency of R$84.0 million.

Payment of Interest on Shareholders’ Equity (“ISE” or “IoC”)

On April 28, 2020, the 65th Annual Shareholders’ Meeting (“ASM”) of the Company ratified and approved the proposal for allocation of results for the 2019 fiscal year, including the distribution of Interest on Shareholders’ Equity (“ISE” or “IoC”) in the gross amount of R$643.0 million to shareholders with a position on December 23, 2019, which were deducted from dividends for the 2019 fiscal year, according to Law 9249/95. The ASM also decided that the IoC will be paid up to the end of the year, according to installments and dates to be established by the Company’s Board of Directors. Considering the approved amount of IoC distribution to replace dividends (R$ 643.0 million), the 2019 payout is equivalent to 32.3% of the adjusted net income for the year.

Copel Energia – Mark to market

Future energy purchase and sale operations are recognized at fair value through profit or loss, determined by the difference between the contracted price and the future market price estimated by the Company. At the end of March 2020, R$3.6 million was recorded under “other operating income”. More details in our ITR (Note n ° 36.2.12).

4

Mata de Santa Genebra

ONS authorized the operational start-up of Araraquara 2 - Fernão Dias Transmission Line (single circuit - 500kV), with an extension of 241km. As a result, Mata de Santa Genebra (Copel GeT 50.1% and Furnas 49.9%) can receive a Annual Permitted Revenue (“APR”) of R$213.3 million, corresponding to 87.6% of the project’s total APR, of R$243.5 million. At this time, activities are focused on the commissioning of the 440kV sector of the Fernão Dias substation, which operational start-up is expected for the first half of 2020. More details in item 8.2.

Jandaíra Wind Complex - MME issues Grants

Copel received the grants from the Ministry of Mines and Energy (“MME”) for the four wind farms that make up the Jandaíra power generation complex, to be built in Rio Grande do Norte. The documents authorize the installation and qualify the projects in the Special Incentive System for Infrastructure Development (“Reidi”) - a benefit granted to projects considered as a priority for the country, with the possibility of issuing infrastructure debentures. With a budget of R$400 million, the construction work on the Jandaíra Complex will begin in 2020. In all, there will be 26 wind turbines divided between the four wind farms, adding a total installed capacity of 90.1 MW. Substations and transmission lines will also be built next to the sites, allowing the flow of the electricity generated to the National Interconnected System (SIN). More details in item 8.1.

Bela Vista SHP

The construction works of Bela Vista SHP (29.4 MW) are advancing, with the execution of activities to assemble the frame and lay the concrete in the plant’s permanent structures, such as the spillway and powerhouse. Teams are also working to assemble penstocks (which will take the water to the turbines). The timbers to temporarily divert Chopim River are in the final construction stage and are already receiving the fixed parts of the floodgates that will regulate the water flow. The forecast is that the deviation can be made in June. More details in item 8.1.

Copel Distribuição – Paraná Trifásico (“Three-Phase Paraná”)

The construction schedule for the three-phase power network in the countryside of Paraná (“Three-Phase Paraná”) is according to Copel’s planning, even with the coronavirus pandemic event. Launched in October 2019, the Paraná Three-Phase Program will implement 25,000 km of protected three-phase network in rural areas throughout the State, totaling investments of R$2.1 billion by 2025. The investment expected for 2020 is of R$210 million to install 2,500 km of the three-phase networks. The Paraná Three-Phase Program, the largest program in Copel Distribuição’s history, is part of Copel’s plan to renew assets and improve the quality of electricity supply in the rural area through supply redundancy and installation of protected cables,

5

which prevent interruptions due to power outages if hit by broken threes or other objects, and harsh weather.

UEGA Dispatch

Araucária TPP, with an installed capacity of 484 MW, operated for 40 days in 1Q20, producing a total of 209 GWh in the period. Between March 8 and 20, 2020 (12 days), the plant operated at the discretion of the National System Operator (“ONS”), as part of the exceptional measures adopted by the Electricity Segment Monitoring Committee to recover the reservoirs of the hydroelectric plants in the South region. In this case, the plant’s remuneration is given by the CVU approved by Aneel, totaling R$681.79/MWh. In addition, the plant operated for 28 days under the terms of the Electricity Credit Assignment agreement with Petróleo Brasileiro S.A. - Petrobras, signed in November 2019 and February 2020, with 21 days in January (Nov/2019 agreement) and seven days in March (Feb/2020 agreement). In this type of operation, remuneration does not occur at the CVU price approved by ANEEL, but at an amount agreed between the parties, considering, among other factors, market opportunities and adequate margins for the plant’s operation, which allows better conditions to recover fixed costs in the dispatch period.

Copel Distribuição's grid market grew 0.6% in 1Q20

Copel Distribuição's grid market, comprising the captive market, supplying concessionaires and permissionaires within the State of Paraná and all free consumers in its concession area, showed a 0.6% increase in energy consumption in 1Q20. This result is mainly due to the increase in industrial production in Paraná in the period, partially offset by the high basis of comparison, due to the average of higher temperatures recorded in the first quarter of the previous year.

SPC F.D.A. Electric Power Generation S.A (HPP Foz do Areia)

In order to renew the concession of HPP Gov. Bento Munhoz (or HPP Foz do Areia) for another 30 years, Copel formed the special-purpose company SPC F.D.A. Geração de Energia Elétrica S.A. and, on March 03, 2020, requested the Ministry of Mines and Energy to apply Federal Decree no. 9,271/2018 (as amended by Federal Decree no. 10,135/2019), which conditions the renewal to the sale of the concession's corporate control. On the same date, F.D.A. signed with Aneel, the Brazilian Electricity Regulatory Agency, the Concession Contract that transfers the concession of the HPP Foz do Areia from Copel GeT to the F.D.A., for the exploration of the plant until the end of the current concession, on September 17, 2023.

Copel Telecom - Potential Transfer of Control Studies

Studies on the potential transfer of control of Copel Telecom, under preparation by the Company and its financial and legal advisors, are at an advanced stage and, as soon as they are completed, must follow the internal governance rites for evaluation by the Board of Directors. At the beginning of May 2020, Aneel

6

granted prior consent for the signing of asset swap and service provision agreements between Copel Telecom and the other companies of the Copel Group, one of the last steps for the completion of the studies.

Copel GeT - Administrative Restructuring

With the purpose to reorganize and optimize the teams according to the processes in which they are involved, as a way to provide a more efficient management of electricity generation and transmission assets, Copel GeT changed its administrative structure, creating an Administrative and Shareholding Board and an Operations and Maintenance Board. As a result, on March 2, 2020, Mr. Adriano Fedalto took office as Administrative and Shareholding Officer and, on April 14th, Mr. Thadeu Carneiro Silva took office as Maintenance and Operations Officer at Copel GeT.

Mr. Adriano Fedalto is a career employee at Copel, working for 17 years with the company and, before taking over the position of Officer, he was responsible for the Accounting Coordination in COPEL’s Finance and Investor Relations Board. Graduated in Accounting from UFPR, with a graduate degree in Controllership (Unicenp) and an MBA in Strategic Management (EBS), he represented Copel at Abraconee, at Apine and was in ahead of works such as the Revision of the Accounting Manual for the Electricity Sector and technical discussions with Aneel and CVM. Mr. Thadeu Carneiro Silva has a degree in Mechanical Engineering from Universidade Federal de Itajubá, a master’s degree in Electricity Engineering from Universidade Federal do ABC Paulista, and a specialization degree in Vibration Analysis and Rotor Balancing also from Itajubá, as well as a graduate degree in Commissioning Engineering from Unicamp and an MBA in Business Management from USP. He has 15 years of experience in the electricity sector, having occupied leadership positions in large concessionaires and equipment manufacturers.

7

2. Financial Performance

The analyzes below refer to the first quarter of 2020, compared to the same period of 2019.

2.1 Operating Revenues

Net operating revenue totaled R$4,153.9 million in 1Q20, 6.6% higher than the R$3,896.0 million recorded in 1Q19. This result is mainly due to the increase of 32.8% in “electricity sales to distributors”, mainly due to (i) the higher volume of electricity traded by Copel Comercialização (Copel Com) in bilateral agreements; (ii) the dispatch of 209 GWh from UTE Araucária in 1Q20, with no dispatch in 1Q19, and (iii) the revenue of CCEAR’s agreements from Cutia Wind Complex. In addition, “electricity sales to final customers” grew 7.8% due to the 4.2% increase in the volume of electricity sold to Copel GeT’s and Copel Com’s final consumers - with an 80.2% increase in the total electricity sold to Comercializadora’s free consumers.

This result was partially offset by the (i) 16.4% decrease in “distribution of piped gas”, mainly resulting from the decreased volume of gas sold, due to the end of a large customer’s activities at the start of 1Q20; and (ii) 16.1% decrease in “revenues from telecommunications” due to the cancellation of retail customers.

2.2 Operating Costs and Expenses

In 1Q20, operating costs and expenses increased by 8.7%, totaling R$3,309.0 million, mainly due to (i) the R$129.7 million increase in “material and supplies for power electricity”, resulting from TPP Araucária’s activation; (ii) the 6.2% increase in the cost of “electricity purchased for resale”, resulting from (a) the impact of the US dollar exchange rate on the energy agreement with Itaipu, (b) the higher cost from bilateral agreements, and (c) the higher volume of electricity from CCEAR’s agreements with Copel Distribuição, partially offset by CCEE’s lower costs with electricity purchased, due to the lower average PLD (R$217.57/MWh in 1Q20 compared to R$290.09/MWh in 1Q19) and the continued favorable hydrological

8

scenario in the quarter (with GSF of 103.2% in 1Q20 against 149.2% in 1Q19); and (iii) the amount of R$ 285.5 million recorded in “depreciation and amortization”, representing a 28.2% increase year-on-year, mainly due to the operational start-up of generation assets throughout 2019.

Operating costs and expenses were also impacted by the amount of R$133.4 million recorded in “provisions and reversals”, a 30.1% increase compared to the R$102.5 million recorded in 1Q19, mainly due to impairments, partially offset by the 24.1% decrease in “natural gas and supplies for gas business”, reflecting the reduced demand for the gas, due to the exit of a large customer.

The item “charges of the main distribution and transmission grid” increased 5.1%, mainly due to the tariff increase and transmission infrastructure charges made available to new generation projects beginning in 2019, partially offset by the reduction on the System Services Charges - ESS.

9

PMSO costs (except estimated losses, provisions and reversals) decreased slightly by 0.2%, mainly due to the non-collection of the Control, Monitoring and Inspection Fee for Exploration Activities and the Use of Water Resources (TCFRH ), reflecting a 10.2% reduction in the “other costs and expenses operating” line. The result was partially offset by the 9.1% increase in the “third party services” line, influenced by the increased maintenance of the electrical system and customer service.

“Personnel and management” fell by 1.9% due to the decrease of 516 employees in the period, mainly as a result of the Incentivized Dismissal Program (PDI), carried out and concluded at the end of 2019, partially offset by the 26.2% increase in the provision for profit-sharing (PLR) due to the improvement in the Company’s results. Neutralizing the effects of the profit-sharing provision, “P” would have decreased by 5.0% year-on-year, despite the 2.92% increase in wages, according to a collective agreement in October 2019.

10

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 1Q20, earnings before interest, taxes, depreciation, and amortization reached R$1,153.3 million, 5.6% higher than the R$1,092.1 million recorded in 1Q19. This result is mainly due to (i) the 32.8% growth in “electricity sales to distributors” revenue, due to the increased volume of electricity supplied through Copel COM’s bilateral agreements and CCEAR’s agreements, as well as TPP Araucária’s dispatch; and (ii) the 4.2% increase in the volume of electricity sales to final consumers - notably the 22.6% increase in Copel GeT’s and Copel COM’s industrial free market, positively impacting by 7.8% the “electricity sales to final customers” revenue. It should also be noted the positive result of R$22.9 million in equity income (compared to R$16.4 million in 1Q19) and manageable costs, which remained stable in nominal terms year-on-year.

11

This growth was partially offset by (ii) the 6.2% increase in “electricity purchased for resale”, resulting from (a) the impact of the US dollar exchange rate on the energy agreement with Itaipu, (b) the higher costs due to bilateral agreements, partially offset by lower costs with CCEE’s electricity purchases;(ii) the amount of R$130.5 million recorded in “material and supplies for energy production”, due to TPP Araucária’s dispatch, (iii) the 30.1% growth in “provisions and reversals”, due to the increased provision for impairment of assets, reaching R$32.1 million in 1Q20.

Some non-recurring events affected the operating performance, and, as shown in the table below, excluding these events, the result would be an adjusted EBITDA of R$1,231.2 million in 1Q20, up by 11.5% over 1Q19. Also, excluding the equity income effects, adjusted EBITDA would have reached R$1,208.3 million in 1Q20, 11.1% higher than the R$1,088.0 million in 1Q19.

2.5 Financial Result

In 1Q20, the financial result was negative by R$94.6 million, compared to negative R$98.2 million in 1Q19. Financial revenues totaled R$215.9 million, up 4.5% from the R$206.6 million recorded in 1Q19, mainly due to the registration of R$ 24.6 million in the fair value of derivatives (hedge).

Financial expenses totaled R$310.4 million, up by 1.8% over 1Q19, due to the higher exchange rate, mainly for the electricity purchased for resale in Itaipu, partially offset by lower costs with debt charges, resulting from (a) the drop in the SELIC rate, which led to a decrease in the CDI rate and (b) the lower inflation in the period.

12

2.6 Consolidated Net Income

In 1Q20, net income was of R$510.9 million, 1.0% higher than the R$506.0 million reported in 1Q19.

13

2.7 Consolidated Income Statement

14

3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2019 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2020, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$3,307.6 million, 2.6% higher than the R$3,223.8 million recorded in December 2019. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 73% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 64 monthly installments remaining. The balance of the CRC Account, on March 31, 2020, is R$1,096.1 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2020, the Company had a net asset of R$274.1 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant –

15

HPP GPS, won by Copel GeT on November 25, 2015 (R$650.6 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$851.1 million), (iii) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$730.2 million) and (iv) the gas distribution concession agreement - Compagas (R$326.1 million) and (v) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$69.2 million). On March 31, 2020, the balance of the account totaled R$2,627.2 million. More details in our Quarterly Information (Note 10).

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the compliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017. On March 31, 2020, the account balance totaled R$4,156.2 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in ‘investments’ increased by 1.6% in 1Q20, mainly due to the equity income result and the investments registered in the period. The "fixed assets" account decreased 1.5%, due to write-offs related to Copel Telecom's fixed assets. The "intangible" account, on the other hand, showed an increase of 0,3% due to investments in new energy distribution assets made in the period.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease

16

separately in the result. As of March 31, 2020, the balance of the account totaled R$102.0 million. More details in our Quarterly Information (Note 28).

3.2 Balance Sheet – Assets

R$'000

Assets	Mar-20 (1)	Dec-19 (2)	Mar-19 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	**7,903,235**	**7,909,196**	**6,800,453**	**(0.1)**	**16.2**
Cash and cash equivalents	3,014,957	2,941,727	2,053,970	2.5	46.8
Bonds and securities	1,446	3,112	93,909	(53.5)	(98.5)
Collaterals and escrow accounts	140	147	61,363	(4.8)	(99.8)
Customers	3,063,661	3,120,168	2,905,916	(1.8)	5.4
Dividends receivable	70,129	70,092	63,026	0.1	11.3
CRC transferred to the State of Paraná	223,793	219,236	195,169	2.1	14.7
Sectorial financial assets	311,518	355,570	477,546	(12.4)	(34.8)
Account receivable related to concession	61,176	58,842	54,596	4.0	12.1
Contract Assets	106,792	107,443	88,295	(0.6)	20.9
Other current receivables	486,106	426,865	364,283	13.9	33.4
Inventories	139,891	130,442	113,058	7.2	23.7
Income tax and social contribution	227,581	236,929	110,654	(3.9)	105.7
Other current recoverable taxes	169,068	205,060	180,497	(17.6)	(6.3)
Prepaid expenses	26,750	33,563	37,977	(20.3)	(29.6)
Related parties	227	-	194	-	17.0
NON-CURRENT	**30,396,867**	**30,403,354**	**29,462,836**	**(0.0)**	**3.2**
Long Term Assets	**10,946,337**	**10,862,630**	**10,100,528**	**0.8**	**8.4**
Bonds and securities	291,239	278,969	218,766	4.4	33.1
Other temporary investments	22,375	27,734	21,357	(19.3)	4.8
Collaterals and escrow accounts	127,156	98,433	90,093	29.2	41.1
Customers	55,416	62,399	181,849	(11.2)	(69.5)
CRC transferred to the State of Paraná	1,096,118	1,131,449	1,236,979	(3.1)	(11.4)
Judicial deposits	502,866	504,190	515,464	(0.3)	(2.4)
Sectoral financial assets	65,914	118,419	133,027	(44.3)	(50.5)
Account receivable related to concession	2,566,018	2,558,796	2,507,562	0.3	2.3
Contract Assets	4,049,447	3,943,941	3,506,956	2.7	15.5
Other non-current receivables	685,812	661,759	247,398	3.6	177.2
Income tax and social contribution	142,566	142,532	162,486	0.0	(12.3)
Deferred income tax and social contribution	1,033,397	1,011,866	1,045,268	2.1	(1.1)
Other non-current recoverable taxes	307,881	322,011	231,537	(4.4)	33.0
Prepaid expenses	132	132	1,786	-	(92.6)
Investments	**2,562,826**	**2,523,179**	**2,396,208**	**1.6**	**7.0**
Property, plant and equipment, net	**10,433,999**	**10,592,103**	**10,785,775**	**(1.5)**	**(3.3)**
Intangible assets	**6,351,724**	**6,332,611**	**6,082,556**	**0.3**	**4.4**
Right to use an asset	**101,981**	**92,831**	**97,769**	**9.9**	**4.3**
TOTAL	38,300,102	38,312,550	36,263,289	(0.0)	5.6

17

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$11,198.6 million on March 31, 2020, a decrease of 3.2% compared to the R$11,572.1 million recorded on December 31, 2019.

On March 31, 2020, Copel’s gross debt represented 61.8% of consolidated shareholders’ equity, which at the end of the period was R$18,109.1 million, equivalent to R$66.17 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

Until March 31th, 2020, the Company had R$1,055.9 million in guarantees and endorsements, as shown below.

18

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

19

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of March, 2020, totaled R$3,574.3 million, 2.6% higher than amount registered in December 2019 (R$ 3,485.1 million), distributed in lawsuits of the following natures: civil (R$1,352.7 million), regulatory (R$1,142.9 million), fiscal (R$641.8 million), labor (R$415.4 million) and employee benefits (R$21.5 million).

20

3.4 Balance Sheet – Liabilities

21

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT recorded an EBITDA of R$613.5 million in 1Q20, a decrease of 3.7% compared to 1Q19. This performance mainly reflects (i) the recording of R$78.7 million in the “provisions and reversals” account compared to R$12.2 million in 1Q19, due to the higher provision for (a) impairment (R$32.1 million in 1Q20 vs R$6.2 million in 1Q19) and (b) litigation (R$20.0 million in 1Q20 vs R$6.3 million in 1Q19). The 1Q20 results was also influenced (i) by the 32.4% increase in ”electricity sales to distributors”, basically due to the higher volume of energy sold through bilateral contracts and the dispatch from TPP Araucária, which in turn, motivated the registration of R$133.4 million in costs with “Material and Supplies for Power Electricity”; (ii) the 13.9% reduction in “electricity sales to final customers” revenue, reflecting the lower volume of energy sold to free consumers in 1Q20 compared to the same period last year; and (iii) the 6.6% increase in the “charge for main distribution and transmission grid” resulting from the readjustment of tariffs and the growth of the transmission system. Also noteworthy is the 40.6% growth in the result of “Equity in earnings of subsidiaries” in the period (R$24.5 million in 1Q20 versus R$17.4 million in 1Q19).

Also, manageable costs decreased by 4.8%, due to a decrease of 27.3% in “other costs and expenses operating” line, as a result of the revocation of the law that instituted the Control, Monitoring and Inspection Rate of Exploration Activities and the Use of Resources (TCFRH).

22

Excluding the extraordinary effects listed below, Copel GeT’s Adjusted EBITDA increased by 3.9% compared to 1Q19.

In the first quarter of 2020, Copel GeT had a net income of R$277.3 million, a reduction of 2.3% over the R$284.0 million recorded in 1Q19.

4.2 Copel Distribuição

Copel Distribuição recorded EBITDA of R$422.7 million in 1Q20, an amount 28.2% higher than the R$329.8 million recorded in 1Q19. This result is mainly due to: (i) the 4.5% growth in “electricity sales to final customers” revenue; (ii) the 1.3% increase in “use of main transmission grid”, due to the 0.6% growth in the wire market in 1Q20, combined with the tariff adjustment valid as of June 24, 2019; and (iii) the increase of 24.1% in “other operating revenues”, due to the increase in the rental of revenue and taxed services. Also noteworthy is the 19.3% reduction in the “provisions and reversals” line (record of R$68.1 million in 1Q20 compared to the record of R$84.3 million in 1Q19) mainly due to the lower provisions for labor disputes.

The result is also a consequence of the maintenance of manageable costs, especially (i) the line of “personnel and management”, which fell 6.0%, as a result of the reduction of 387 employees at Copel Distribuição in the period, mainly due to the incentive dismissal program (PDI) carried out at the end of 2019; and (ii) costs with third-party services, which increased by 14.3% due to higher expenses with maintenance of the electrical system.

23

Net income was of R$209.3 million in 1Q20, up 19.5% vs. R$175.1 million YoY.

4.3 Copel Telecomunicações

Copel Telecom recorded an EBITDA of R$42 million in 1Q20, compared to R$35.9 million recorded in 1Q19, mainly due to the 32.2% decrease in manageable costs (except for provisions and reversals) mainly resulting from (i) the 35.6% decrease in third-party services due to better conditions to acquire services related to the deployment of telecom networks and (ii) the 44.9% decrease in “other operating costs and expenses”, mainly due to the lower impact referring to the write-offs related to customers’ deactivations, R$7.6 million in 1Q20 compared to R$20.4 million in 1Q19, partially offset by a 15.5% reduction in net operating revenue as a result of a decrease in the customer base.

The “personnel and management” line totaled R$15.4 million in 1Q20, a reduction of 7.6% over 1Q19, maily reflecting the reduction of 85 employees in the last 12 months, as a result of internal restructuring with transfer of employees to other subsidiaries and the Incentive Dismissal Plan (PDI), ended in December 2019.

Except for write-offs related to customer infrastructure deactivations, Copel Telecom's adjusted EBITDA was R$49.5 million compared to R$56.3 million recorded in 1Q19.

24

In 1Q20, Copel Telecom had a loss of R$3.2 million against R$3.5 million in profit recorded in the same period of the previous year. The following table shows Copel Telecom's main indicators.

4.4 Copel Comercialização (Copel Energia)

Copel Energia’s EBITDA reached R$11.9 million in 1Q20, significantly higher than the R$4.4 million in 1Q19, mainly due to the 76.6% growth in “electricity sales to final customers” revenues and 37.1% growth in “electricity sales to distributors” revenues, resulting, respectively, from the increase in the volume of electricity sold to free customers and in bilateral agreements, partially offset by the 45.0% increase in “electricity purchased for resale” expenses. It should also be noted the amount of R$3.6 million recorded at fair value in the purchase and sale of electricity (mark-to-market) in 1Q20, compared to R$11.8 million in 1Q19.

25

Excluding the effect of fair value on the purchase and sale of energy, EBITDA would have been by R$ 8.3 million, versus a negative amount of R$ 8.4 million in 4Q19 compared to a negative R$ 7.4 million in 1Q19..

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies on March, 31, 2020, is shown in the following table:

26

5. Investment Program

The following chart shows the investment program carried out in 1Q20 and scheduled for 2020:

27

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,180 GWh in 1Q20, as a result of the migration of industrial customers to the free market and the lower consumption in the commercial class, partially offset by the 1.3% growth in consumption in the residential segment. It is noteworthy that the high basis of comparison, due to the average of higher temperatures recorded in the first quarter of the previous year, also influenced the performance of the captive market.

The following table illustrates captive market behavior according to customer segment.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison1, increed by 0.6% in terms of energy consumption in 1Q20, as illustrated in the following table:

1 According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

28

The result was mainly due to the 4.3% growth in free market consumption in 4Q19, as a result of the increase in Paraná's industrial production – a growth of 3.1% until February. The sectors that contributed the most to the increase in energy consumption were food manufacturing and rubber and plastic products; partially offset by the 1.2% drop in captive market consumption, due to the high basis of comparison seen in the previous year, when average temperatures registered higher values, mainly for the month of January 2019..

6.3 Electricity Sales

Copel’s electricity supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — increased by 4.2% between January and March 2020.

The breakdown of energy sales by segment is illustrated below:

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 13,377 GWh in the first quarter of 2020, an increase of 7.7% compared with the same period last year. The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

29

30

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

31

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

32

Consolidated Energy Flow (Jan to Mar 2020)

33

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição

34

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$ 10,800.0 million. On March 31, 2020, the Company's capital was represented as follows:

Common
59%
00%
14%
01%
26%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
21%
00%
78.6%
BNDESPAR
Free Floating
Other

Total
00%
31.0%
44%
01%
24%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

35

7.2 Stock Performance

Stock Performance (Jan - Mar/20)		Common (CPLE3 / ELPVY)		Preferred "B" (CPLE6 / ELP / XCOP)	
		Total	Daily average	Total	Daily average
B3	Number of Trades	62,024	1,000	391,383	6,313
	Volume Traded	11,815,000	190,565	69,852,300	1,126,650
	Trading Value (R$ thousand)	866,059	13,969	4,589,421	74,023
	Presence in Trading Sessions	62	100%	62	100%
NYSE	Volume Traded	1,431	204	47,447,139	765,276
	Trading Value (US$ thousand)	21	3	720,122	11,615
	Presence in Trading Sessions	7	11%	62	100%
LATIBEX	Volume Traded	-	-	9,488	474
	Trading Value (Euro thousand)	-	-	135	7
	Presence in Trading Sessions	-	-	20	31%

Ticker / Index		Price / Points		Var. (%)
		12.31.2019	12.31.2018	
B3	CPLE3	R$ 58.38	R$ 69.10	(15.5)
	CPLE6	R$ 53.50	R$ 69.07	(22.5)
	Ibovespa	73,020	115,645	(36.9)
NYSE	ELP	US$ 10.41	US$ 16.94	(38.5)
	Dow Jones	21,917	28,538	(23.2)
LATIBEX	XCOP	€ 9.65	€ 15.20	(36.5)
	Latibex	1,359	2,533	(46.3)

From January to March 2020, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3). The free float accounted for 68.9 % of the Company’s capital. At the end of March 2020, the market value of Copel considering the prices of all markets was R$ 15,353.7 million. Copel also accounted for 5.4% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (Ise), Copel class B preferred shares accounted for 1.8%. On the B3, Copel’s common closed the period at R$58.38, with a negative variation of 15.5%. The PNB shares (CPLE6) closed the period at R$53.50, with a negative variation of 22.5%. In the same period the Ibovespa had negative change of 36.9%.

On the New York Stock Exchange (Nyse), common shares, represented by American Receipts Shares (ADRs), were traded at Level 1, under the ticker ELPVY, in 11% of the trading sessions and closed the period at US$11.20, with a negative variation of 34.5%; the class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$10.41, with a negative variation of 38.5%. Over this period, the Dow Jones Index negative by 23.20%.

36

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 31% of the trading sessions and closed the period at €9.65, with a negative variation of 36.5%. In the same period the Latibex All Shares index was negative by 46.3%. The table below summarizes Copel’s share prices in 1Q20.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

37

8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output between January and March 2020:

On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after

38

learning and accepting the terms and the rules that will govern to the extension of the grant. In addition, Copel GeT operates one plant under the quota system, as shown below:

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In the first quarter of 2020, these 24 wind farms generated 321.8 GWh of energy, as follows:

39

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.8MW, out of which 604.9MW refer to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Bela Vista SHP

In August 2018 Copel was granted the right to build Bela Vista SHP with 29 MW of installed capacity. With an estimated investment of R$ 200.0 million, the project, which has 29.4 MW of installed capacity and assured

40

power of 18.4 average MW, will be built on the Chopim River, close to the cities of São João and Verê, located in the southwest of the state of Paraná. At ANEEL's A-6/2018 auction, Bela vista sold the following:

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, at the price of R$ 98.00/MWh, as follows:

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

41

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR[1] with PA reduction (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2,026	34	12,352	445.2	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	10.3	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.1	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	12.0	11.18.2039
Copel GeT	001/2010	LT Araraquara II — Taubaté	334	-	-	30.6	10.05.2040
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.9	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	5.8	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	8.0	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	9.3	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.5	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	19.7	09.04.2044
Copel GeT	006/16[4]	LT Baixo Iguaçu - Realeza; LT Uberaba - Curitiba Centro; SE Medianeira; SE Curitiba Centro; SE Andirá leste (Lote E)	46	3	900	78.9	04.06.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	152	1	300	12.7	01.11.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	18.7	05.09.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	LT Ivaiporã - Londrina	120	-	-	32.4	03.04.2035
Subtotal Copel GeT[5]			**3,382**	**43**	**14,802**	**697.3**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	700	11.3	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	16.9	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	90.4	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	46.0	05.09.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	953	-	-	33.4	05.01.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	LT Estreito - Fernão Dias	342	-	-	49.4	09.04.2044
Subtotal SPEs[6]			**3,401**	**6**	**700**	**247.4**	
Total			**6,783**	**49**	**15,502**	**944.7**	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2565/2019 of 06.28.2019.

[2] Renewed contract pursuant to Law 12,783/13.

[3] From the 10.31.2018 APR reduced 50%.

[4] In the implementation of the Andirá Leste and Medianeira substations, the construction of 38 km of sectioning lines, being 2 km for Contract 060/2001 and 36 km for non-Copel GeT TLs, which despite being covered by RAP, due to the investment will not be added to Copel's assets.

[5] Consolidated Income.

[6] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through its own investment and partnerships in special purpose companies - SPCs. The projects sum up a total of 1,027 km of transmission lines and one substation and will generate an APR of R$160,0 million in proportion to Copel GeT’s stake in the enterprises, as detailed in the table below.

42

Lot E

The commercial operation of part of the projects that compose Lot E of Transmission Auction No. 005/2015 began ahead of schedule. Fully sold to Copel GeT, Lot E is comprised of 230 km of transmission lines and 3 substations, totaling 900 MVA of power and expected ARP of R$116.9 million. On June 18, 2019, the 230kV Medianeira Substation started its commercial operation 3 months ahead of Aneel's deadline, providing an APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza 230kV Transmission Line, which also makes up Lot E, started its commercial operation on August 5, 2019, 1 year and 7 months ahead of the schedule established by Aneel (March/21), adding about R$6.2 million to the annual revenue. On September 1, 2019, the 230 kV GIS Curitiba Centro substation and the 230 kV Uberaba - Curitiba Centro double circuit underground transmission line were first energized, providing an APR of R$44.3 million. On September7, 2019, the 230 kV Andirá Leste substation was also energized, which stands for an APR of R$15 million. As a result, R$78.9 million were added to the Company’s annual revenue, approximately 67.5% of the amount forecast for when all the projects in Lot E are 100% operational.

SPC Mata de Santa Genebra

Transmission Line TL 500 kV Araraquara 2 – Fernão Dias, 241 km long started commercial operation regime, witch increases the Mata de Santa Genebra’s APR in R$ 52.1 million, from May 3, 2020. Therefore, Mata de Santa Genebra allowed to receive R$213.3 million, 87.6% of the total APR.

At this point, activities are concentrated on commissioning the 440kV sector of the Fernão Dias substation, which is expected to start commercial operation in the first half of 2020.

43

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings. The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. At the end of March 2020, the total length of compact distribution lines in operation was 11,823km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution

44

performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. At the end of March 2020, the total length of installed secondary isolated lines was 19,402km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 982 thousand homes passed. On March 31, 2020, the carrier had 166,942 end customers with a 36,100km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

45

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 273.5MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects.

46

As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q20 at 7,065 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

47

At the end of March 2020, Copel Distribuição had 4,747,932 customers, representing a consumer-to-employee ratio of 960. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 143, 7 and 16 employees, respectively.

9.2 Main Operational Indicators

48

9.3 Conference Call 1Q20 Results

Information about 1Q20 Results Conference Call:

>	Friday, May 15, 2020, at 2:00 p.m. (Brazilian time)
>	Telephone: (+1 646) 843-6054
>	Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

49

Exhibit I – Consolidated Cash Flow Statement

50

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

51

Income Statement – Copel Distribuição

52

Income Statement – Copel Telecomunicações

Income Statement	1Q20 (1)	4Q19 (2)	1Q19 (3)	Var.% (1/3)
NET OPERATING REVENUES	**97,461**	**102,099**	**115,352**	**(15.5)**
Revenues from telecommunications	96,720	101,367	113,757	(15.0)
Other operating revenues	741	732	1,596	(53.6)
OPERATING COSTS AND EXPENSES	**(92,717)**	**(155,335)**	**(101,550)**	**(8.7)**
Personnel and management	(15,373)	(26,045)	(16,643)	(7.6)
Pension and healthcare plans	(2,899)	(2,930)	(2,897)	0.1
Materials and supplies	(273)	(574)	(714)	(61.7)
Third-party services	(15,768)	(19,945)	(24,470)	(35.6)
Depreciation and amortization	(37,241)	(41,079)	(22,106)	68.5
Provisions and reversals	(3,799)	(21,628)	(3,233)	-
Other cost and expenses	(17,364)	(43,134)	(31,487)	(44.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**4,744**	**(53,236)**	**13,802**	**(65.6)**
FINANCIAL RESULTS	**(9,737)**	**(7,370)**	**(8,565)**	**13.7**
Income tax and social contribution on profit	6,784	8,055	2,961	129.1
Deferred income tax and social contribution on profit	(16,521)	(15,425)	(11,526)	43.3
OPERATIONAL EXPENSES / INCOME	**(4,993)**	**(60,606)**	**5,237**	**-**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**1,766**	**19,462**	**(1,733)**	**-**
Income tax and social contribution on profit	(3,734)	-	(9,310)	(59.9)
Deferred income tax and social contribution on profit	5,500	19,462	7,577	-
NET INCOME (LOSS)	**(3,227)**	**(41,144)**	**3,504**	**-**
EBITDA	**41,985**	**(12,157)**	**35,908**	**16.9**

53

Income Statement – Copel Comercialização

54

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Mar-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,542,786**	**4,324,130**	**553,334**	**249,234**	**98,408**	**114,321**	**334,309**	**537,547**	**63,040**	**714,437**	**(628,311)**	**7,903,235**
Cash and cash equivalents	652,611	1,225,277	454,508	153,441	37,751	12,214	15,439	379,023	38,831	38,921	6,941	3,014,957
Bonds and securities	-	-	-	-	-	-	1,356	-	-	90	-	1,446
Collaterals and escrow accounts	-	51	-	89	-	-	-	-	-	-	-	140
Customers	341,107	2,263,059	50,916	63,384	53,407	79,441	211,314	79,484	5,851	-	(84,302)	3,063,661
Dividends receivable	130,226	-	-	-	-	-	-	25,631	-	432,020	(517,748)	70,129
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	223,793	-	223,793
Sectorial financial assets	-	311,518	-	-	-	-	-	-	-	-	-	311,518
Account receivable related to concession	61,176	-	-	-	-	-	-	-	-	-	-	61,176
Contract Assets	89,717	-	-	-	-	-	-	-	17,075	-	-	106,792
Other current receivables	126,921	244,627	909	2,097	5,551	10,216	61,620	41,115	966	1,772	(9,688)	486,106
Inventories	25,281	106,014	7,723	818	55	-	-	-	-	-	-	139,891
Income tax and social contribution	73,115	67,785	31,143	1,572	-	4,186	33,737	7,856	134	8,036	17	227,581
Other current recoverable taxes	31,876	81,109	8,055	27,563	1,211	8,053	10,829	316	56	-	-	169,068
Prepaid expenses	5,005	19,172	80	270	433	211	-	1,452	127	-	-	26,750
Related parties	5,751	5,518	-	-	-	-	14	2,670	-	9,805	(23,531)	227
NON-CURRENT	**15,815,618**	**8,905,994**	**972,140**	**572,905**	**537,852**	**269,312**	**485,674**	**5,591,880**	**381,607**	**19,568,489**	**(22,704,604)**	**30,396,867**
Long Term Assets	**4,415,733**	**3,116,767**	**140,713**	**558,145**	**24,135**	**41,040**	**485,118**	**375,107**	**381,420**	**1,763,353**	**(355,194)**	**10,946,337**
Bonds and securities	105,945	1,520	-	7,966	-	-	-	172,380	3,428	-	-	291,239
Other temporary investments	-	-	-	-	-	-	-	-	-	22,375	-	22,375
Collaterals and escrow accounts	-	127,156	-	-	-	-	-	-	-	-	-	127,156
Customers	-	41,660	11,847	-	1,909	-	-	-	-	-	-	55,416
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,096,118	-	1,096,118
Judicial deposits	73,156	266,552	14,627	103	120	5,328	18,049	382	-	124,549	-	502,866
Sectoral financial assets	-	65,914	-	-	-	-	-	-	-	-	-	65,914
Account receivable related to concession	1,388,805	851,115	-	326,098	-	-	-	-	-	-	-	2,566,018
Contract Assets	2,744,765	911,312	-	25,547	-	-	-	-	377,992	-	(10,169)	4,049,447
Other receivables	45,455	33,121	94	132,567	62	-	467,069	-	-	7,444	-	685,812
Income tax and social contribution	459	18,214	-	-	-	-	-	-	-	123,893	-	142,566
Deferred income tax and social contribution	-	710,368	106,889	-	21,899	35,712	-	-	-	158,529	-	1,033,397
Other recoverable taxes	57,082	89,835	7,256	65,798	-	-	-	53	-	87,857	-	307,881
Prepaid Expenses	66	-	-	66	-	-	-	-	-	-	-	132
Receivables from subsidiaries	-	-	-	-	145	-	-	202,292	-	142,588	(345,025)	-
Investments	**5,642,871**	**811**	**-**	**-**	**-**	**-**	**213**	**2,345,773**	**-**	**17,802,567**	**(23,229,409)**	**2,562,826**
Property, Plant and Equipment, net	**5,680,598**	**-**	**807,251**	**-**	**361,108**	**227,149**	**52**	**2,869,454**	**159**	**1,100**	**487,128**	**10,433,999**
Intangible Assets	**57,386**	**5,728,468**	**18,310**	**-**	**152,217**	**144**	**284**	**780**	**28**	**1,236**	**392,871**	**6,351,724**
TOTAL	**17,358,404**	**13,230,124**	**1,525,474**	**822,139**	**636,260**	**383,633**	**819,983**	**6,129,427**	**444,647**	**20,282,926**	**(23,332,915)**	**38,300,102**

55

R$'000

Assets - Dec-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,428,907**	**4,631,991**	**528,754**	**313,896**	**80,079**	**80,788**	**229,630**	**541,711**	**55,751**	**1,018,427**	**(1,000,738)**	**7,909,196**
Cash and cash equivalents	513,006	1,372,666	426,548	141,696	37,878	7,119	9,713	379,677	28,067	25,304	53	2,941,727
Bonds and securities	-	-	-	-	-	1,696	1,326	-	-	90	-	3,112
Collaterals and escrow accounts	-	51	-	96	-	-	-	-	-	-	-	147
Customers	403,756	2,347,645	51,668	99,839	35,644	57,493	159,327	81,597	6,016	-	(122,817)	3,120,168
Dividends receivable	130,052	-	-	-	-	-	-	25,694	-	760,719	(846,373)	70,092
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	219,236	-	219,236
Sectorial financial assets	-	355,570	-	-	-	-	-	-	-	-	-	355,570
Account receivable related to concession	58,842	-	-	-	-	-	-	-	-	-	-	58,842
Contract Assets	86,810	-	-	-	-	-	-	-	20,633	-	-	107,443
Other current receivables	110,689	257,808	2,487	1,717	5,204	234	13,805	40,811	967	1,068	(7,925)	426,865
Inventories	25,471	96,470	7,607	842	52	-	-	-	-	-	-	130,442
Income tax and social contribution	53,171	99,659	31,691	1,315	-	4,659	33,222	7,289	43	5,876	4	236,929
Other current recoverable taxes	28,939	75,968	8,616	68,159	1,212	9,330	12,234	602	-	-	-	205,060
Prepaid expenses	9,400	19,954	137	232	89	257	3	3,371	25	95	-	33,563
Related parties	8,771	6,200	-	-	-	-	-	2,670	-	6,039	(23,680)	-
NON-CURRENT	**15,741,038**	**8,802,531**	**998,344**	**591,097**	**545,075**	**340,745**	**460,742**	**5,593,320**	**379,778**	**19,054,696**	**(22,104,012)**	**30,403,354**
Long Term Assets	**4,376,959**	**3,051,058**	**137,770**	**576,190**	**24,458**	**48,219**	**460,312**	**339,074**	**379,728**	**1,765,741**	**(296,879)**	**10,862,630**
Bonds and securities	104,966	1,506	-	7,894	-	-	-	161,205	3,398	-	-	278,969
Other temporary investments	-	-	-	-	-	-	-	-	-	27,734	-	27,734
Collaterals and escrow accounts	-	98,433	-	-	-	-	-	-	-	-	-	98,433
Customers	-	47,361	13,129	-	1,909	-	-	-	-	-	-	62,399
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,131,449	-	1,131,449
Judicial deposits	75,948	270,832	14,393	124	120	4,958	13,217	379	-	124,219	-	504,190
Sectoral financial assets	-	118,419	-	-	-	-	-	-	-	-	-	118,419
Account receivable related to concession	1,397,593	836,818	-	324,385	-	-	-	-	-	-	-	2,558,796
Contract Assets	2,706,941	844,284	-	26,734	-	-	-	-	376,330	-	(10,348)	3,943,941
Other receivables	28,556	26,592	94	141,528	62	10,388	447,095	-	-	7,444	-	661,759
Income tax and social contribution	459	18,122	-	-	-	-	-	-	-	123,951	-	142,532
Deferred income tax and social contribution	-	701,018	101,389	-	22,222	32,873	-	-	-	154,364	-	1,011,866
Other recoverable taxes	62,430	87,673	8,765	75,459	-	-	-	87	-	87,597	-	322,011
Prepaid Expenses	66	-	-	66	-	-	-	-	-	-	-	132
Receivables from subsidiaries	-	-	-	-	145	-	-	177,403	-	108,983	(286,531)	-
Investments	**5,145,391**	**813**	**-**	**-**	**-**	**7,969**	**247**	**2,340,477**	**-**	**17,286,220**	**(22,257,938)**	**2,523,179**
Property, Plant and Equipment, net	**6,118,013**	**-**	**833,974**	**-**	**365,689**	**283,503**	**53**	**2,912,150**	**22**	**1,143**	**77,556**	**10,592,103**
Intangible Assets	**79,024**	**5,703,686**	**19,844**	**-**	**154,496**	**29**	**123**	**811**	**28**	**1,321**	**373,249**	**6,332,611**
TOTAL	17,169,945	13,434,522	1,527,098	904,993	625,154	421,533	690,372	6,135,031	435,529	20,073,123	(23,104,750)	38,312,550

56

R$'000

Liabilities - Mar-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,802,693**	**2,011,134**	**83,347**	**158,622**	**81,987**	**107,238**	**271,911**	**242,171**	**22,928**	**1,047,652**	**(670,334)**	**5,159,349**
Social charges and accruals	86,076	225,306	20,546	8,607	383	398	2,778	99	25	9,009	3	353,230
Associated companies and parent company	5,672	7,366	38	-	-	5,051	204	4,465	75	647	(23,518)	-
Suppliers	247,767	990,159	17,833	53,480	2,458	69,094	202,485	72,033	1,760	8,461	(132,463)	1,533,067
Income Tax and Social Contribution payable	85,014	-	3,069	3,311	2,668	434	741	3,968	453	3,473	1,988	105,119
Other taxes	24,458	289,938	9,807	7,173	1,134	347	2,498	3,629	239	88	3,294	342,605
Loans and financing	120,952	28,516	3,365	-	-	-	-	53,289	7,935	130,328	(3,311)	341,074
Debentures	718,029	19,727	21,238	34,542	-	-	-	39,804	-	306,199	-	1,139,539
Dividends payable	401,950	-	-	44,179	-	30,717	88	56,690	11,865	588,559	(517,697)	616,351
Post employment benefits	17,145	47,532	2,527	-	-	-	91	34	-	438	-	67,767
Customer charges due	13,320	-	-	-	-	-	-	-	122	-	354	13,796
Research and development and energy efficiency	51,861	284,532	-	-	7,655	1,052	-	-	64	-	362	345,526
Payables related to concession	6,580	-	-	-	67,330	-	-	-	-	-	-	73,910
Other accounts payable	9,132	18,059	3,206	1,418	151	139	1	156	-	132	-	32,394
Provisions for litigation	14,737	99,999	1,718	5,912	208	6	63,025	8,004	390	318	654	194,971
NON-CURRENT	**5,507,722**	**4,997,469**	**735,225**	**92,480**	**503,056**	**14,312**	**292,346**	**1,678,300**	**67,025**	**1,470,590**	**(326,900)**	**15,031,625**
Associated companies and parent company	-	-	-	-	-	-	-	202,366	-	145	(202,511)	-
Suppliers	146,700	-	-	-	-	-	-	45,647	-	-	-	192,347
Deferred income tax and social contribution	237,808	-	-	27,738	-	-	32,203	13,444	12,058	-	(12,750)	310,501
Tax liabilities	45,918	594,224	10,195	-	-	4,509	250	339	-	2,878	-	658,313
Loans and financing	1,161,573	178,666	-	-	-	-	-	841,388	46,740	649,886	(139,277)	2,738,976
Debentures	2,949,222	2,337,851	634,273	11,609	-	-	-	547,901	-	498,173	-	6,979,029
Post-employment benefits	295,753	765,505	50,009	9,054	-	402	3,832	548	-	8,729	-	1,133,832
Research and development and energy efficiency	74,169	235,528	-	-	-	8,265	-	-	2,275	-	241	320,478
Payables related to the concession	46,531	-	-	-	502,801	-	-	-	-	-	-	549,332
Sectorial financial liabilities	-	103,319	-	-	-	-	-	-	-	-	-	103,319
Other payables	10,897	44,081	2,971	14,039	255	911	6	642	-	113	-	73,915
Tax, social security, labor and civil provisions	30,846	7,803	-	29,471	-	-	255,745	25,421	-	1,471	-	350,757
EQUITY	**10,047,989**	**6,221,521**	**706,902**	**571,037**	**51,217**	**262,083**	**255,726**	**4,208,956**	**354,694**	**17,764,684**	**(22,335,681)**	**18,109,128**
Attributable to controlling shareholders	**10,047,989**	**6,221,521**	**706,902**	**571,037**	**51,217**	**262,083**	**255,726**	**4,208,956**	**354,694**	**17,764,684**	**(22,680,125)**	**17,764,684**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	752,721	45,459	4,055,285	159,941	10,800,000	(16,859,867)	10,800,000
Advance for Future Capital Increase	-	-	212,100	-	-	-	28,885	380,807	-	-	(621,792)	-
Equity valuation adjustments	688,637	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	575,887	(577,431)	575,887
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,747	13,335	1,014,248	(844,505)	1,014,248
Retained eamigs	2,529,017	520,092	-	299,764	-	-	165,109	128,819	171,425	4,846,239	(3,814,226)	4,846,239
Accrued eamings (losses)	314,324	209,277	(3,227)	12,709	8,358	(491,083)	9,102	(369,325)	9,993	528,310	299,872	528,310
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**344,444**	**344,444**
TOTAL	**17,358,404**	**13,230,124**	**1,525,474**	**822,139**	**636,260**	**383,633**	**819,983**	**6,129,427**	**444,647**	**20,282,926**	**(23,332,915)**	**38,300,102**

57

R$'000

Liabilities - Dec/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,949,980**	**2,469,159**	**88,294**	**236,190**	**85,647**	**91,066**	**168,016**	**266,997**	**23,526**	**958,871**	**(992,125)**	**5,345,621**
Social charges and accruals	84,111	212,276	20,119	8,530	344	517	2,586	72	49	8,437	3	337,044
Associated companies and parent company	6,682	10,942	-	-	-	-	264	4,968	102	696	(23,654)	-
Suppliers	268,479	1,111,573	24,502	83,034	3,684	59,053	153,037	99,019	722	3,956	(121,779)	1,685,280
Income Tax and Social Contribution payable	298	-	2,350	43,414	4,726	-	-	6,909	586	1,811	38	60,132
Other taxes	112,231	353,649	10,576	15,103	1,346	382	2,591	4,095	230	120	745	501,068
Loans and financing	121,278	30,198	4,807	-	-	-	-	52,829	7,948	39,628	(1,167)	255,521
Debentures	739,788	22,302	18,227	34,547	-	-	-	34,429	-	315,008	-	1,164,301
Dividends payable	464,450	266,050	-	44,179	-	30,718	88	56,754	11,865	588,563	(846,311)	616,356
Post employment benefits	16,904	46,151	2,468	-	-	-	68	35	-	378	-	66,004
Customer charges due	16,208	12,232	-	-	-	-	-	-	68	-	-	28,508
Research and development and energy efficiency	80,406	285,559	-	-	7,640	215	-	-	1,575	-	-	375,395
Payables related to concession	5,631	-	-	-	67,401	-	-	-	-	-	-	73,032
Other accounts payable	10,456	16,967	3,812	1,698	152	177	1	152	-	158	-	33,573
Provisions for litigation	23,058	101,260	1,433	5,685	354	4	9,381	7,735	381	116	-	149,407
NON-CURRENT	**5,470,260**	**4,953,119**	**728,675**	**110,475**	**496,648**	**14,727**	**279,232**	**1,657,311**	**67,302**	**1,861,838**	**(270,870)**	**15,368,717**
Associated companies and parent company	-	-	-	-	-	-	-	177,477	-	145	(177,622)	-
Suppliers	150,174	-	-	-	-	-	-	37,739	-	-	-	187,913
Deferred income tax and social contribution	224,009	-	-	27,387	-	-	30,033	12,982	12,084	-	(12,829)	293,666
Tax liabilities	45,049	600,520	8,684	-	-	4,470	237	337	-	2,817	-	662,114
Loans and financing	1,190,942	154,561	-	-	-	-	-	854,413	48,687	746,075	(107,816)	2,886,862
Debentures	2,940,978	2,330,358	628,953	20,237	-	-	-	547,170	-	797,713	-	7,265,409
Post-employment benefits	294,474	762,625	49,614	8,846	-	390	3,779	546	-	8,658	-	1,128,932
Research and development and energy efficiency	45,195	228,182	-	-	-	8,744	-	-	655	-	-	282,776
Payables related to the concession	43,200	-	-	-	496,355	-	-	-	-	-	-	539,555
Sectorial financial liabilities	-	102,284	-	-	-	-	-	-	-	-	-	102,284
Other payables	12,097	31,895	3,231	13,791	293	911	6	682	-	125	-	63,031
Tax, social security, labor and civil provisions	30,474	7,457	-	39,665	-	-	244,874	25,558	-	1,434	-	349,462
EQUITY	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(21,841,755)**	**17,598,212**
Attributable to controlling shareholders	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(22,187,553)**	**17,252,414**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	752,721	45,459	4,055,285	159,941	10,800,000	(16,859,867)	10,800,000
Advance for Future Capital Increase	-	-	212,100	-	-	-	25,385	376,903	-	-	(614,388)	-
Equity valuation adjustments	704,677	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	591,927	(593,471)	591,927
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,761	13,335	1,014,248	(844,519)	1,014,248
Retained earnigs	2,529,017	520,092	-	299,764	-	-	165,109	129,009	171,425	4,846,239	(3,814,416)	4,846,239
Accrued earnings (losses)	-	-	-	-	-	(437,426)	-	(363,858)	-	-	801,284	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**345,798**	**345,798**
TOTAL	**17,169,945**	**13,434,522**	**1,527,098**	**904,993**	**625,154**	**421,533**	**690,372**	**6,135,031**	**435,529**	**20,073,123**	**(23,104,750)**	**38,312,550**

58

Income Statement by Company

R$'000

Income Statement 1Q20	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and	Holding	Eliminations	Consolidated
	Generation	Transmission											
NET OPERATING INCOME	**655,269**	**182,610**	**2,628,359**	**97,461**	**147,973**	**51,088**	**155,747**	**538,841**	**85,505**	**12,878**	**-**	**(401,790)**	**4,153,941**
Electricity sales to final customers	142,984	-	1,410,401	-	-	-	-	206,046	-	-	-	(771)	1,758,660
Electricity sales to distributors	499,121	-	49,784	-	-	51,088	155,747	328,888	85,505	-	-	(293,382)	876,751
Use of the main distribution and transmission grid (TUSD/ TUST)	-	144,108	961,337	-	-	-	-	-	-	12,704	-	(75,367)	1,042,782
Construction revenue	-	33,931	204,733	-	2,827	-	-	-	-	174	-	-	241,665
Fair value of assets from the indemnity for the concession	-	-	3,982	-	5,205	-	-	-	-	-	-	-	9,187
Telecommunications	-	-	-	96,720	-	-	-	-	-	-	-	(9,971)	86,749
Distribution of piped gas	-	-	-	-	139,910	-	-	-	-	-	-	(1,654)	138,256
Sectoral assets and liabilities result	-	-	(58,970)	-	-	-	-	-	-	-	-	-	(58,970)
Other operating revenues	13,164	4,571	57,092	741	31	-	-	3,907	-	-	-	(20,645)	58,861
OPERATING COSTS AND EXPENSES	**(299,869)**	**(91,556)**	**(2,294,104)**	**(92,717)**	**(126,591)**	**(15,411)**	**(211,883)**	**(526,901)**	**(64,381)**	**(1,832)**	**(27,427)**	**443,644**	**(3,309,028)**
Energy purchased for resale	(16,097)	-	(1,312,924)	-	-	-	-	(522,356)	(95)	-	-	354,721	(1,496,751)
Charges of the main distribution and transmission grid	(89,440)	-	(268,020)	-	-	(3,758)	(6,764)	-	(6,771)	-	-	64,389	(310,364)
Personnel and management	(47,331)	(30,713)	(166,562)	(15,373)	(8,634)	(980)	(568)	(2,822)	(1,946)	(279)	(3,886)	(43)	(279,137)
Private pension and health plans	(9,174)	(5,970)	(37,296)	(2,899)	(1,020)	(47)	(83)	(376)	(133)	(5)	(661)	-	(57,664)
Materials	(1,000)	(932)	(18,863)	(273)	33	(51)	(8)	(2)	(857)	(1)	(299)	-	(22,253)
Raw material and supplies - energy production	-	-	-	-	-	-	(133,443)	-	-	-	-	2,972	(130,471)
Natural gas and supplies for gas business	-	-	-	-	(101,828)	-	-	-	-	-	-	-	(101,828)
Third-party services	(21,102)	(6,470)	(101,004)	(15,768)	(3,132)	(2,552)	(5,971)	(444)	(9,058)	(1,681)	(8,197)	23,494	(151,885)
Depreciation and amortization	(88,119)	(2,589)	(88,434)	(37,241)	(9,849)	(6,936)	(6,042)	(11)	(40,290)	(2)	(440)	(5,565)	(285,518)
Provisions and reversals	5,701	(7,398)	(68,057)	(3,799)	2,425	-	(58,491)	(231)	(197)	(13)	(3,341)	-	(133,401)
Construction cost	-	(32,644)	(204,733)	-	(2,827)	-	-	-	-	-	-	-	(240,204)
Other operating costs and expenses	(33,307)	(4,840)	(28,211)	(17,364)	(1,759)	(1,087)	(513)	(659)	(5,034)	149	(10,603)	3,676	(99,552)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(862)**	**31,519**	**-**	**-**	**-**	**-**	**-**	**(34)**	**5,229**	**-**	**513,454**	**(526,434)**	**22,872**
OPERATIONAL EXPENSES / INCOME	**354,538**	**122,573**	**334,255**	**4,744**	**21,382**	**35,677**	**(56,136)**	**11,906**	**26,353**	**11,046**	**486,027**	**(484,580)**	**867,785**
FINANCIAL RESULTS	**(32,582)**	**(11,769)**	**(15,542)**	**(9,737)**	**(1,790)**	**(23,021)**	**133**	**1,861**	**(27,365)**	**(550)**	**25,552**	**224**	**(94,586)**
Income tax and social contribution on profit	28,037	11,604	110,296	6,784	4,604	668	246	1,885	5,315	376	45,839	204	215,858
Deferred income tax and social contribution on profit	(60,619)	(23,373)	(125,838)	(16,521)	(6,394)	(23,689)	(113)	(24)	(32,680)	(926)	(20,287)	20	(310,444)
EARNINGS BEFORE INCOME TAXES	**321,956**	**110,804**	**318,713**	**(4,993)**	**19,592**	**12,656**	**(56,003)**	**13,767**	**(1,012)**	**10,496**	**511,579**	**(484,356)**	**773,199**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(107,961)**	**(26,515)**	**(109,436)**	**1,766**	**(6,883)**	**(4,298)**	**2,346**	**(4,665)**	**(4,721)**	**(503)**	**691**	**(2,104)**	**(262,283)**
Income tax and social contribution on profit	-	-	(118,786)	(3,734)	(6,532)	(3,975)	(493)	(2,495)	(4,259)	(529)	(3,474)	(2,025)	(266,979)
Deferred income tax and social contribution	-	-	9,350	5,500	(351)	(323)	2,839	(2,170)	(462)	26	4,165	(79)	4,696
NET INCOME	**213,995**	**84,289**	**209,277**	**(3,227)**	**12,709**	**8,358**	**(53,657)**	**9,102**	**(5,733)**	**9,993**	**512,270**	**(486,460)**	**510,916**
Attributed to controlling shareholders	213,995	84,289	209,277	(3,227)	6,482	5,851	(43,569)	9,102	-	9,993	512,270	(486,460)	512,270
Attributed to non-controlling interest	-	-	-	-	6,227	2,507	(10,088)	-	-	-	-	-	(1,354)
EBITDA	442,657	125,162	422,689	41,985	31,231	42,613	(50,094)	11,917	66,643	11,048	486,467	(479,015)	1,153,303

59

R$'000

Income Statement 1Q19	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission											
NET OPERATING INCOME	**704,664**	**213,360**	**2,556,600**	**115,353**	**174,081**	**71,084**	**-**	**356,826**	**78,277**	**10,673**	**-**	**(384,912)**	**3,896,006**
Electricity sales to final customers	166,066	-	1,349,302	-	-	-	-	116,664	-	-	-	(1,007)	1,631,025
Electricity sales to distributors	527,123	-	49,607	-	-	71,084	-	239,930	78,277	-	-	(305,862)	660,159
Use of the main distribution and transmission grid (TUSD/ TUST)	-	142,807	948,900	-	-	-	-	-	-	10,673	-	(54,053)	1,048,327
Construction revenue	-	64,323	222,351	-	2,977	-	-	-	-	-	-	-	289,651
Fair value of assets from the indemnity for the concession	-	-	7,933	-	5,691	-	-	-	-	-	-	-	13,624
Telecommunications	-	-	-	113,757	-	-	-	-	-	-	-	(10,410)	103,347
Distribution of piped gas	-	-	-	-	165,412	-	-	-	-	-	-	-	165,412
Sectoral assets and liabilities result	-	-	(67,507)	-	-	-	-	-	-	-	-	-	(67,507)
Other operating revenues	11,475	6,230	46,014	1,596	1	-	-	232	-	-	-	(13,580)	51,968
OPERATING COSTS AND EXPENSES	**(289,082)**	**(108,180)**	**(2,310,296)**	**(101,551)**	**(151,637)**	**(25,314)**	**(20,588)**	**(352,423)**	**(55,732)**	**(1,968)**	**(11,091)**	**384,843**	**(3,043,019)**
Energy purchased for resale	(9,342)	-	(1,329,531)	-	-	(9,251)	-	(360,361)	(6,701)	-	-	305,460	(1,409,726)
Charges of the main distribution and transmission grid	(93,800)	-	(238,536)	-	-	(3,340)	(6,318)	-	(6,121)	-	-	52,874	(295,241)
Personnel and management	(42,826)	(28,669)	(177,227)	(16,643)	(8,670)	(928)	(696)	(2,702)	(1,997)	(337)	(3,866)	(24)	(284,585)
Private pension and health plans	(9,157)	(6,180)	(39,111)	(2,897)	(980)	(39)	(83)	(339)	(148)	(7)	(568)	-	(59,509)
Materials	(1,980)	(1,060)	(13,299)	(714)	(458)	(71)	(9)	(5)	(1)	(1)	(62)	-	(17,660)
Raw material and supplies - energy production	-	-	-	-	-	-	(768)	-	-	-	-	-	(768)
Natural gas and supplies for gas business	-	-	-	-	(134,129)	-	-	-	-	-	-	-	(134,129)
Third-party services	(16,456)	(7,023)	(88,405)	(24,470)	(2,378)	(2,954)	(6,251)	(374)	(7,522)	(1,287)	(2,833)	20,755	(139,198)
Depreciation and amortization	(73,462)	(3,161)	(83,482)	(22,106)	(2,613)	(6,926)	(6,056)	(11)	(24,298)	(2)	(655)	-	(222,772)
Provisions and reversals	9,258	(14,968)	(84,340)	(3,233)	(368)	-	-	14	(6,230)	(180)	(2,445)	(45)	(102,537)
Construction cost	-	(40,733)	(222,351)	-	(2,977)	-	-	-	-	(36)	-	-	(266,097)
Other operating costs and expenses	(51,317)	(6,386)	(34,014)	(31,488)	936	(1,805)	(407)	11,355	(2,714)	(118)	(662)	5,823	(110,797)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(16,895)**	**20,668**	**-**	**-**	**-**	**-**	**-**	**(14)**	**(10,012)**	**-**	**493,011**	**(470,373)**	**16,385**
OPERATIONAL EXPENSES / INCOME	**398,687**	**125,848**	**246,304**	**13,802**	**22,444**	**45,770**	**(20,588)**	**4,389**	**12,533**	**8,705**	**481,920**	**(470,442)**	**869,372**
FINANCIAL RESULTS	**(56,569)**	**(29,998)**	**21,992**	**(8,565)**	**(1,616)**	**(25,114)**	**314**	**10,089**	**(26,467)**	**(967)**	**18,683**	**5**	**(98,213)**
Income tax and social contribution on profit	25,153	5,602	94,155	2,961	3,441	562	393	10,121	6,854	277	62,585	(5,460)	206,644
Deferred income tax and social contribution on profit	(81,722)	(35,600)	(72,163)	(11,526)	(5,057)	(25,676)	(79)	(32)	(33,321)	(1,244)	(43,902)	5,465	(304,857)
EARNINGS BEFORE INCOME TAXES	**342,118**	**95,850**	**268,296**	**5,237**	**20,828**	**20,656**	**(20,274)**	**14,478**	**(13,934)**	**7,738**	**500,603**	**(470,437)**	**771,159**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(120,627)**	**(25,264)**	**(93,214)**	**(1,733)**	**(4,634)**	**(7,017)**	**-**	**(4,901)**	**(4,786)**	**(409)**	**(2,612)**	**-**	**(265,197)**
NET INCOME	**221,491**	**70,586**	**175,082**	**3,504**	**16,194**	**13,639**	**(20,274)**	**9,577**	**(18,720)**	**7,329**	**497,991**	**(470,437)**	**505,962**
Attributed to controlling shareholders	221,491	70,586	175,082	3,504	8,259	9,547	(16,219)	9,577	-	7,329	497,991	(470,437)	497,991
Attributed to non-controlling interest	-	-	-	-	7,935	4,092	(4,055)	-	-	-	-	-	7,971
EBITDA	**472,149**	**129,009**	**329,786**	**35,908**	**25,057**	**52,696**	**(14,532)**	**4,400**	**36,831**	**8,707**	**482,575**	**(470,442)**	**1,092,144**

60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 11, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.